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APEXS3Accel

June 3, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: Acceleration Request -Post-Effective Amendment No. 7 on Form S-3,
       Registration No. 333-136996
       Acceleration Request -Pre-Effective Amendment No. 1 on Form N-4, Registration No. 333-150220
       Registrant: Prudential Annuities Life Assurance Corporation Principal Underwriter: Prudential Annuities Distributors, Inc.

Dear Sir or Madam:

Acceleration of the above-referenced registration statements to June 4, 2008 is hereby requested pursuant to Rule 461 of Regulation C.

Sincerely,

Prudential Annuities Life Assurance Corporation

Prudential Annuities Distributors, Inc.


/s/ George Gannon
--------------------------
George Gannon
Senior Vice President
President, Chief Executive Officer, Chief Operations Officer and Director

cc: Michele Roberts, SEC
    Sally Samuels, SEC